UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Dillard's Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

254067101

(CUSIP Number)

Peter G. Smith, Esq.

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, NY 10036

(212) 715-9100

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

 (Continued on following pages)

(Page 1 of 29 Pages)

SCHEDULE 13D
CUSIP No. 254067101		Page 2 of 29 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Equity Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	582,530
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	582,530
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
582,530

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.82%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 254067101		Page 3 of 29 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Investors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	582,530
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	582,530
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
582,530

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.82%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 254067101		Page 4 of 29 Pages

1)	NAME OF REPORTING PERSON

Barington Investments, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	385,807
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	385,807
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
385,807

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.54%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 254067101		Page 5 of 29 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	385,807
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	385,807
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
385,807

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.54%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 254067101		Page 6 of 29 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Offshore Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

7) SOLE VOTING POWER
NUMBER OF	1,016,532
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,016,532
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,016,532

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.43%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 254067101		Page 7 of 29 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors II, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,016,532
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,016,532
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,016,532

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.43%

14)	TYPE OF REPORTING PERSON
IA, OO

SCHEDULE 13D
CUSIP No. 254067101		Page 8 of 29 Pages

1)	NAME OF REPORTING PERSON

Barington Capital Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

7) SOLE VOTING POWER
NUMBER OF	1,984,869
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,984,869
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,984,869

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.79%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 254067101		Page 9 of 29 Pages

1)	NAME OF REPORTING PERSON

LNA Capital Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,984,869
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,984,869
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,984,869

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.79%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 254067101		Page 10 of 29 Pages

1)	NAME OF REPORTING PERSON

James A. Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	1,984,869
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,984,869
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,984,869

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.79%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 254067101		Page 11 of 29 Pages

1)	NAME OF REPORTING PERSON

RJG Capital Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	8,600
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	8,600
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,600

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.01%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 254067101		Page 12 of 29 Pages

1)	NAME OF REPORTING PERSON

RJG Capital Management, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	8,600
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	8,600
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,600

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.01%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 254067101		Page 13 of 29 Pages

1)	NAME OF REPORTING PERSON

Ronald J. Gross

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	8,600
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	8,600
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,600

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.01%

14)	TYPE OF REPORTING PERSON
IN

Page 14 of 29 Pages

This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 29, 2008, as amended by that certain Amendment No. 1 filed with the SEC on March 4, 2008, that certain Amendment No. 2 filed with the SEC on March 19, 2008, that certain Amendment No. 3 filed with the SEC on March 25, 2008 and that certain Amendment No. 4 filed with the SEC on April 3, 2008 (collectively, the “Statement”), by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the Class A common stock, par value $0.01 per share (the “Common Stock”), of Dillard's Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1600 Cantrell Road, Little Rock, Arkansas 72201.

Item 2.

Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC and Ronald J. Gross (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).

The Reporting Entities have previously reported together with Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd., Clinton Magnolia Master Fund, Ltd., Clinton Group, Inc. and George E. Hall (collectively, the “Clinton Entities”) regarding their respective interests in the Common Stock because they might have been deemed to constitute a “group” with respect to such Common Stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  In light of the Agreement that the Reporting Entities and the Clinton Entities entered into with the Company, dated as of April 1, 2008 (the “Agreement”), described in, and filed as an exhibit to, Amendment No. 4 to this Statement, the Reporting Entities and the Clinton Entities each felt that it was no longer necessary to work together regarding their respective investments in the Company.  As a result, the Reporting Entities and the Clinton Entities determined as of the close of business on May 19, 2008 to make decisions regarding their respective investments in shares of Common Stock independently of each other, and in particular will no longer act together for the purpose of acquiring, holding or disposing of securities of the Company.  As a result, the Reporting Entities disclaim membership in any “group” with the Clinton Entities, for purposes of Section 13(d)(3) of the Exchange Act or otherwise, and will no longer be filing a joint Statement on Schedule 13D with the Clinton Entities.

The Reporting Entities note that they and the Clinton Entities each remain parties to the Agreement, but disclaim membership in any “group” for the foregoing purposes by reason of any continuing rights and obligations under the Agreement.

As of May 16, 2008, the Reporting Entities are the beneficial owners of, in the aggregate, 1,993,469 shares of Common Stock, representing approximately 2.80% of the shares of Common Stock presently outstanding based upon the 71,249,160 shares of Common Stock reported by the Company to be issued and outstanding as March 31, 2008 in its Schedule 14A filed with the SEC on April 22, 2008 (the “Issued and Outstanding Shares”).

Page 15 of 29 Pages

Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Investments, L.P. is a Delaware limited partnership. The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

 Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands. The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

The general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC. Barington Companies Advisors, LLC is a Delaware limited liability company. The principal business of Barington Companies Advisors, LLC is serving as the general partner of Barington Investments, L.P. The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors II, LLC. Barington Offshore Advisors II, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors II, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd. The address of the principal business and principal office of Barington Offshore Advisors II, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Offshore Advisors II, LLC.

Barington Companies Investors, LLC, Barington Companies Advisors, LLC and Barington Offshore Advisors II, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Page 16 of 29 Pages

The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

RJG Capital Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of RJG Capital Partners, L.P. is 11517 West Hill Drive, North Bethesda, Maryland 20852.

The general partner of RJG Capital Partners, L.P. is RJG Capital Management, LLC. RJG Capital Management, LLC is a Delaware limited liability company formed to be the general partner of RJG Capital Partners, L.P. The address of the principal business and principal office of RJG Capital Management, LLC is 11517 West Hill Drive, North Bethesda, Maryland 20852. Ronald J. Gross is the Managing Member of RJG Capital Management, LLC. The business address of Mr. Gross is c/o RJG Capital Management, LLC, 11517 West Hill Drive, North Bethesda, Maryland 20852.

 (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of the United Kingdom and Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom.

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented as follows:

Since the filing of the Statement, the Reporting Entities purchased an aggregate of 50,000 shares of Common Stock.  The amount of funds expended for purchases of Common Stock was approximately $257,250.00 by Barington Companies Equity Partners, L.P., $169,750.00 by Barington Investments, L.P. and $448,000.00 by Barington Companies Offshore Fund, Ltd.

All purchases of Common Stock since the filing of the Statement were made in open market transactions.  All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  All transactions in shares of Common Stock effected by the Reporting Entities since the filing of the Statement, including, without limitation, shares of Common Stock subject to listed American-style call and put options, are set forth in Schedule II attached hereto and incorporated herein by reference.

Page 17 of 29 Pages

Item 4.

Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

On April 17, 2008, James A. Mitarotonda, the Chairman and Chief Executive Officer of Barington Capital Group, L.P., had a constructive meeting with William T. Dillard, II, the Company's Chairman and Chief Executive Officer. Following this meeting, Mr. Dillard invited Mr. Mitarotonda to present to the Board of Directors of the Company the Reporting Entities' insights and recommendations regarding the Company during the week of May 19, 2008. As long-term investors, the Reporting Entities appreciate Mr. Dillard and the Board's commitment to take action to improve the Company's operations and profitability and look forward to working constructively with them both to improve shareholder value.

The Reporting Entities have caused all shares of Common Stock for which they have the right to vote as of the record date for the Company's 2008 Annual Meeting to be present for quorum purposes and to be voted at such meeting in favor of each director nominated and recommended by the Board for election at such meeting.

Item 5.

Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

(a) – (b) As of May 16, 2008, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 582,530 shares of Common Stock, representing approximately 0.82% of the Issued and Outstanding Shares.  As of May 16, 2008, Barington Investments, L.P. beneficially owns 385,807 shares of Common Stock, representing approximately 0.54% of the Issued and Outstanding Shares.  As of May 16, 2008, Barington Companies Offshore Fund, Ltd. beneficially owns 1,016,532 shares of Common Stock, representing approximately 1.43% of the Issued and Outstanding Shares.  As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 582,530 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 0.82% of the Issued and Outstanding Shares.  As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 385,807 shares of Common Stock beneficially owned by Barington Investments, L.P., representing approximately 0.54% of the Issued and Outstanding Shares.  As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 1,016,532 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing approximately 1.43% of the Issued and Outstanding Shares.  As the majority member of Barington Companies Investors, LLC, Barington Companies Advisors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 582,530 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 385,807 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,016,532 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,984,869 shares of Common Stock, representing approximately 2.79% of the Issued and Outstanding Shares.  As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 582,530 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 385,807 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,016,532 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate

Page 18 of 29 Pages

of 1,984,869 shares of Common Stock, representing approximately 2.79% of the Issued and Outstanding Shares.  As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 582,530 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 385,807 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,016,532 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,984,869 shares of Common Stock, representing approximately 2.79% of the Issued and Outstanding Shares.  Mr. Mitarotonda has sole voting and dispositive power with respect to the 582,530 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 385,807 shares of Common Stock beneficially owned by Barington Investments, L.P., and the 1,016,532 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd.  Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of May 16, 2008, RJG Capital Partners, L.P. beneficially owns 8,600 shares of Common Stock, representing approximately 0.01% of the Issued and Outstanding Shares.  As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 8,600 shares owned by RJG Capital Partners, L.P., representing approximately 0.01% of the Issued and Outstanding Shares.  As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Mr. Gross may be deemed to beneficially own the 8,600 shares owned by RJG Capital Partners, L.P., representing approximately 0.01% of the Issued and Outstanding Shares.  Mr. Gross has sole voting and dispositive power with respect to the 8,600 shares owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares.  Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.  Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(c)  Information concerning all transactions in shares of Common Stock effected by the Reporting Entities since the filing of the Statement, including, without limitation, with respect to  shares of Common Stock subject to listed American-style call and put options, is set forth in the Schedule II attached hereto and incorporated herein by reference.

(d)  Not applicable.

(e)  As of the close of business on May 19, 2008, the Reporting Entities cease to be subject to beneficial ownership filing requirements under Section 13 of the Exchange Act, as their beneficial ownership of Common Stock is now below 5% of the shares of Common Stock presently outstanding.

Page 19 of 29 Pages

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

The Reporting Entities are parties to an agreement with respect to the joint filing of this Statement, and any amendments thereto.  A copy of such agreement is attached hereto as Exhibit 99.11 and incorporated herein by reference.

Item 7.

Material to be Filed as Exhibits.

99.11

Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC and Ronald J. Gross dated May 19, 2008 (which supersedes and replaces the Agreement of Joint Filing dated April 2, 2008, as previously filed as Exhibit 99.10 to the Schedule 13D filed with the SEC on April 3, 2008).

Page 20 of 29 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:

May 19, 2008

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

By:

Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:    Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title: Managing Member

BARINGTON INVESTMENTS, L.P.

By:

Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES ADVISORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

Page 21 of 29 Pages

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Authorized Signatory

BARINGTON OFFSHORE ADVISORS II, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON CAPITAL GROUP, L.P.

By:  LNA Capital Corp., its general

partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

/s/ James A. Mitarotonda

James A. Mitarotonda

RJG CAPITAL PARTNERS, L.P.

By: RJG Capital Management, LLC, its general partner

By: /s/ Ronald J. Gross

Name: Ronald J. Gross

Title: Managing Member

Page 22 of 29 Pages

RJG CAPITAL MANAGEMENT, LLC

By: /s/ Ronald J. Gross

Name: Ronald J. Gross

Title:   Managing Member

/s/ Ronald J. Gross

Ronald J. Gross

Page 23 of 29 Pages

SCHEDULE I

Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Sebastian E. Cassetta Director	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Jonathan Clipper Director	Managing Director of Bedford Management Ltd	7 Reid Street, Suite 108 Hamilton HM11, Bermuda

Graham Cook Director	Director/Manager, Corporate Services of Bison Financial Services, Ltd.	Bison Court P.O. Box 3460 Road Town, Tortola British Virgin Islands

Citigroup Fund Services, Ltd. Secretary	Fund Administration	Washington Mall 1, 3rd Flr. 22 Church Street Hamilton HM11, Bermuda

Officers of LNA Capital Corp.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda President and CEO	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Sebastian E. Cassetta Secretary	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Page 24 of 29 Pages

SCHEDULE II

This schedule sets forth information with respect to each purchase and sale of Common Stock and purchase and sale of listed American-style call and put options which were effectuated by a Reporting Entity since the filing of the Statement.  All transactions were effectuated in the open market through a broker.

Shares of Common Stock purchased by Barington Companies Equity Partners, L.P.

Date	Quantity	Price	Cost(*)
4/18/2008	14,700	$17.50	$257,250.00

Options purchased and sold by Barington Companies Equity Partners, L.P.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
4/2/2008	Sell Short	Call	(8,800)	$20.00	5/17/2008	$1.9250	$(16,940.00)
4/2/2008	Cover Short	Put	13,300	$15.00	5/17/2008	$0.3000	$3,990.00
4/3/2008	Cover Short	Call	8,800	$20.00	5/17/2008	$1.7500	$15,400.00
4/4/2008	Sell	Call	(14,700)	$17.50	4/19/2008	$3.4000	$(49,980.00)
4/4/2008	Sell Short	Call	(10,900)	$22.50	4/19/2008	$0.3000	$(3,270.00)
4/4/2008	Cover Short	Put	52,000	$15.00	5/17/2008	$0.2500	$13,000.00
4/4/2008	Buy	Put	14,700	$20.00	8/16/2008	$2.5932	$38,120.04
4/7/2008	Buy	Put	14,700	$20.00	8/16/2008	$2.4198	$35,571.06
4/8/2008	Sell Short	Call	(7,300)	$22.50	5/17/2008	$0.7000	$(5,110.00)
4/8/2008	Sell	Put	(25,900)	$17.50	5/17/2008	$0.5590	$(14,478.10)
4/8/2008	Buy	Put	29,400	$20.00	8/16/2008	$2.7052	$79,532.88
4/9/2008	Buy	Put	5,900	$20.00	8/16/2008	$2.3980	$14,148.20
4/10/2008	Sell Short	Call	(7,400)	$22.50	5/17/2008	$1.0100	$(7,474.00)
4/10/2008	Sell	Put	(500)	$17.50	5/17/2008	$0.6000	$(300.00)
4/10/2008	Buy	Put	8,800	$20.00	8/16/2008	$2.5973	$22,856.24
4/11/2008	Cover Short	Call	10,900	$22.50	4/19/2008	$0.1000	$1,090.00
4/11/2008	Cover Short	Call	14,700	$22.50	5/17/2008	$0.6959	$10,229.73
4/16/2008	Buy	Put	12,100	$20.00	8/16/2008	$2.3332	$28,231.72
4/17/2008	Buy	Put	17,100	$20.00	8/16/2008	$2.3986	$41,016.06
4/18/2008	Exercised	Call	(14,700)	$17.50	4/19/2008
4/18/2008	Sell Short	Call	(5,900)	$22.50	5/17/2008	$1.1750	$(6,932.50)
4/18/2008	Expired	Put	(58,800)	$15.00	4/19/2008
4/22/2008	Cover Short	Call	5,900	$22.50	5/17/2008	$0.6500	$3,835.00
5/1/2008	Sell Short	Call	(22,000)	$22.50	6/21/2008	$1.1080	$(24,376.00)
5/2/2008	Sell Short	Call	(7,300)	$22.50	6/21/2008	$1.2125	$(8,851.25)
5/5/2008	Sell Short	Call	(21,100)	$22.50	6/21/2008	$1.0361	$(21,861.71)
5/6/2008	Sell Short	Call	(8,300)	$22.50	6/21/2008	$1.0303	$(8,551.49)
5/8/2008	Sell Short	Put	(900)	$15.00	5/17/2008	$0.0500	$(45.00)
5/8/2008	Sell	Put	(14,700)	$17.50	5/17/2008	$0.2000	$(2,940.00)
5/8/2008	Sell Short	Put	(8,800)	$15.00	8/16/2008	$0.7952	$(6,997.76)
5/16/2008	Cover Short	Call	23,900	$22.50	6/21/2008	$0.2500	$5,975.00
5/16/2008	Sell Short	Put	(32,300)	$17.50	6/21/2008	$0.8922	$(28,818.06)

Page 25 of 29 Pages

Shares of Common Stock purchased by Barington Investments, L.P.

Date	Quantity	Price	Cost(*)
4/18/2008	9,700	$17.50	$169,750.00

Options purchased and sold by Barington Investments, L.P.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
4/2/2008	Sell Short	Call	(5,800)	$20.00	5/17/2008	$1.9250	$(11,165.00)
4/2/2008	Cover Short	Put	8,700	$15.00	5/17/2008	$0.3000	$2,610.00
4/3/2008	Cover Short	Call	5,800	$20.00	5/17/2008	$1.7500	$10,150.00
4/4/2008	Sell	Call	(9,700)	$17.50	4/19/2008	$3.4000	$(32,980.00)
4/4/2008	Sell Short	Call	(7,300)	$22.50	4/19/2008	$0.3000	$(2,190.00)
4/4/2008	Cover Short	Put	34,500	$15.00	5/17/2008	$0.2500	$8,625.00
4/4/2008	Buy	Put	9,700	$20.00	8/16/2008	$2.5932	$25,154.04
4/7/2008	Buy	Put	9,700	$20.00	8/16/2008	$2.4198	$23,472.06
4/8/2008	Sell Short	Call	(4,900)	$22.50	5/17/2008	$0.7000	$(3,430.00)
4/8/2008	Sell	Put	(17,100)	$17.50	5/17/2008	$0.5590	$(9,558.90)
4/8/2008	Buy	Put	19,400	$20.00	8/16/2008	$2.7052	$52,480.88
4/9/2008	Buy	Put	3,900	$20.00	8/16/2008	$2.3980	$9,352.20
4/10/2008	Sell Short	Call	(4,800)	$22.50	5/17/2008	$1.0100	$(4,848.00)
4/10/2008	Sell	Put	(400)	$17.50	5/17/2008	$0.6000	$(240.00)
4/10/2008	Buy	Put	5,800	$20.00	8/16/2008	$2.5973	$15,064.34
4/11/2008	Cover Short	Call	7,300	$22.50	4/19/2008	$0.1000	$730.00
4/11/2008	Cover Short	Call	9,700	$22.50	5/17/2008	$0.6959	$6,750.23
4/16/2008	Buy	Put	8,100	$20.00	8/16/2008	$2.3332	$18,898.92
4/17/2008	Buy	Put	11,400	$20.00	8/16/2008	$2.3986	$27,344.04
4/18/2008	Exercised	Call	(9,700)	$17.50	4/19/2008
4/18/2008	Sell Short	Call	(3,900)	$22.50	5/17/2008	$1.1750	$(4,582.50)
4/18/2008	Expired	Put	(38,800)	$15.00	4/19/2008
4/22/2008	Cover Short	Call	3,900	$22.50	5/17/2008	$0.6500	$2,535.00
5/1/2008	Sell Short	Call	(14,600)	$22.50	6/21/2008	$1.1080	$(16,176.80)
5/2/2008	Sell Short	Call	(4,900)	$22.50	6/21/2008	$1.2125	$(5,941.25)
5/5/2008	Sell Short	Call	(14,000)	$22.50	6/21/2008	$1.0361	$(14,505.40)
5/6/2008	Sell Short	Call	(5,400)	$22.50	6/21/2008	$1.0303	$(5,563.62)
5/8/2008	Sell Short	Put	(600)	$15.00	5/17/2008	$0.0500	$(30.00)
5/8/2008	Sell	Put	(9,700)	$17.50	5/17/2008	$0.2000	$(1,940.00)
5/8/2008	Sell Short	Put	(5,800)	$15.00	8/16/2008	$0.7952	$(4,612.16)
5/16/2008	Cover Short	Call	15,800	$22.50	6/21/2008	$0.2500	$3,950.00
5/16/2008	Sell Short	Put	(21,400)	$17.50	6/21/2008	$0.8922	$(19,093.08)

Shares of Common Stock purchased by Barington Companies Offshore Fund, Ltd.

Date	Quantity	Price	Cost(*)
4/18/2008	25,600	$17.50	$448,000.00

Page 26 of 29 Pages

Options purchased and sold by Barington Companies Offshore Fund, Ltd.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
4/2/2008	Sell Short	Call	(15,400)	$20.00	5/17/2008	$1.9250	$(29,645.00)
4/2/2008	Cover Short	Put	23,000	$15.00	5/17/2008	$0.3000	$6,900.00
4/3/2008	Cover Short	Call	15,400	$20.00	5/17/2008	$1.7500	$26,950.00
4/4/2008	Sell	Call	(25,600)	$17.50	4/19/2008	$3.4000	$(87,040.00)
4/4/2008	Sell Short	Call	(19,100)	$22.50	4/19/2008	$0.3000	$(5,730.00)
4/4/2008	Cover Short	Put	90,800	$15.00	5/17/2008	$0.2500	$22,700.00
4/4/2008	Buy	Put	25,600	$20.00	8/16/2008	$2.5932	$66,385.92
4/7/2008	Buy	Put	25,600	$20.00	8/16/2008	$2.4198	$61,946.88
4/8/2008	Sell Short	Call	(12,800)	$22.50	5/17/2008	$0.7000	$(8,960.00)
4/8/2008	Sell	Put	(45,100)	$17.50	5/17/2008	$0.5590	$(25,210.90)
4/8/2008	Buy	Put	51,200	$20.00	8/16/2008	$2.7052	$138,506.24
4/9/2008	Buy	Put	10,200	$20.00	8/16/2008	$2.3980	$24,459.60
4/10/2008	Sell Short	Call	(12,800)	$22.50	5/17/2008	$1.0100	$(12,928.00)
4/10/2008	Sell	Put	(900)	$17.50	5/17/2008	$0.6000	$(540.00)
4/10/2008	Buy	Put	15,400	$20.00	8/16/2008	$2.5973	$39,998.42
4/11/2008	Cover Short	Call	19,100	$22.50	4/19/2008	$0.1000	$1,910.00
4/11/2008	Cover Short	Call	25,600	$22.50	5/17/2008	$0.6959	$17,815.04
4/16/2008	Buy	Put	21,300	$20.00	8/16/2008	$2.3332	$49,697.16
4/17/2008	Buy	Put	30,000	$20.00	8/16/2008	$2.3986	$71,958.00
4/18/2008	Exercised	Call	(25,600)	$17.50	4/19/2008
4/18/2008	Sell Short	Call	(10,200)	$22.50	5/17/2008	$1.1750	$(11,985.00)
4/18/2008	Expired	Put	(102,400)	$15.00	4/19/2008
4/22/2008	Cover Short	Call	10,200	$22.50	5/17/2008	$0.6500	$6,630.00
5/1/2008	Sell Short	Call	(38,400)	$22.50	6/21/2008	$1.1080	$(42,547.20)
5/2/2008	Sell Short	Call	(12,800)	$22.50	6/21/2008	$1.2125	$(15,520.00)
5/5/2008	Sell Short	Call	(36,900)	$22.50	6/21/2008	$1.0361	$(38,232.09)
5/6/2008	Sell Short	Call	(14,300)	$22.50	6/21/2008	$1.0303	$(14,733.29)
5/8/2008	Sell Short	Put	(1,500)	$15.00	5/17/2008	$0.0500	$(75.00)
5/8/2008	Sell	Put	(25,600)	$17.50	5/17/2008	$0.2000	$(5,120.00)
5/8/2008	Sell Short	Put	(15,400)	$15.00	8/16/2008	$0.7952	$(12,246.08)
5/16/2008	Cover Short	Call	41,700	$22.50	6/21/2008	$0.2500	$10,425.00
5/16/2008	Sell Short	Put	(56,300)	$17.50	6/21/2008	$0.8922	$(50,230.86)

Shares of Common Stock sold by RJG Capital Partners, L.P.

Date	Quantity	Price	Cost(*)
4/10/2008	(700)	$21.6314	$(15,141.98)
4/14/2008	(400)	$20.8400	$(8,336.00)
4/15/2008	(600)	$21.4000	$(12,840.00)
4/17/2008	(100)	$21.8400	$(2,184.00)
4/18/2008	(700)	$22.4486	$(15,714.02)
4/19/2008	(400)	$23.0300	$(9,212.00)

----------

(*)    Excludes commissions and other execution-related costs